TRANSMISSÃO
PAULISTA

RECEIVED

2004 MAY 11 A 9:00

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Data São Paulo, April 28, 2004

Ref/CT/F/01545/2004.

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

04024922

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

SUPPL

Gentleman/Madam:

We are attaching, herewith, copy of the summary of the decisions of the Ordinary and Extraordinary General Shareholders' Meetings held on April 23, 2004. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely yours,

PROCESSED
MAY 19 2004
THOMSON
FINANCIAL

Manoel Carlos V. Coronado
Assistant to the Financial Directorate and
Relations with Investors

5/19

Enclosure: as above mentioned

Copy to: Glorinete Laurentino
The Bank of New York

Rua Bela Cintra, 847
01415-903 - São Paulo - SP
Pabx.: (0xx11) 3138-7000
Fax: (0xx11) 3151-4107

TRANSMISSÃO PAULISTA

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista

CNPJ 02.998.611/0001-04

Open Capital Company

SUMMARY OF THE DECISIONS OF THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS' MEETINGS

On April 23, 2004, the Ordinary and Extraordinary General Shareholders' Meetings were held, which were called by the Public Notice published in the newspapers Folha de S. Paulo and Diário Oficial do Estado de São Paulo, on March 24, 25, and 26, 2004, and made available at the *website* of the Company (www.cteep.com.br). The matters were approved, as shown below:

1. accounts of the administrators and financial statements as of the fiscal year of 2003;

2. the capital budget for 2004, for the purposes foreseen in article 196, of Law No. 6.404/76;

3. maintenance of the profit remaining balance regarding the fiscal year of 2003, in the amount of R$65,784,328.08, in the retained earnings account, according to article 196 of Law 6.404/76, and article 8, of CVM Instruction 59/86;

4. imputation of R$147,249,000.00 of interest on own capital, equivalent to R$ 0.9863614 per lot of a thousand shares, whose credit was previously approved by the Board of Directors, to the value of the dividends to be paid to the shareholders regarding the fiscal year of 2003, as provided for in article 31, paragraph 3, of the Bylaws;

5. election of the members of the Audit Committee:

   regular: Ana Maria Linhares Richtman, Carlos Alberto Pontelli, Raimundo Francisco Alencar de Melo, João Paulo Pombeiro Gomes and Rômulo Rodrigues;

   alternate: Atílio Gerson Bertoldi, José Antonio Xavier, José Eduardo Pessini, Antonio Carlos Gerude Rodrigues and Valter Reikiti Toguchi;

6. ratification of the remuneration of the members of the Executive Committee, Board of Directors and Audit Committee, according to CODEC Opinion No. 030/2004; and

7. ratification of the election of the following members of the Board of Directors:

   Alexandre Ribeiro Motta and Luiz Tacca Júnior.

No matter regarding item "8" of the Public Notice (other matters of corporate interest) was submitted.

São Paulo, April 23, 2004

Cláudio Cintrão Forghieri
Chief Financial Officer and Investors Relations Director